Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

GigaMedia Announces Retirement of Chairman and Board Change

TAIPEI, Taiwan, November 30, 2015 – GigaMedia Limited (NASDAQ: GIGM) today announced that Chairman, Mr. Mo-Na Chien retired his position from the Company and resigned from the Company’s Board of Directors. Both the retirement and the resignation of Mr. Mo-Na Chien will be effective December 1, 2015. Mr. Mo-Na Chien has served as Chairman of the Board and Executive Director since November 2012.

Collin Hwang, Chief Executive Officer of the Company, stated “On behalf of the Board and the management, I would like to thank Mo-Na for his valuable contribution to the Company over the last three years, and wish him every success for the future.”

The Company’s Board of Directors has appointed Mr. Collin Hwang, the current Chief Executive Officer of the Company to chairman’s position following the retirement of Mr. Mo-Na Chien effective December 1, 2015.

Board changes announced.

The Company also announced resignation of two board members, Mr.
King Wai Alfred Wong and Mr. Dirk Chi-Ching Chen, effective December 1, 2015.

Following the changes announced today, GigaMedia’s board is comprised of six members with more than a majority as independent directors.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2015.